EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

 (“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate Supplementary Report - Request to Approve Class Action lawsuit against Bezeq International (Dismissal)

Tel Aviv, Israel - July 7, 2019 - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced on July 6, 2019 that further to Bezeq's Immediate Reports dated September 14, 2016 and further to the description in the Chapter on the Description of the Company's Operations in the Bezeq's 2018 Periodic Report regarding a claim together with a class action certification motion which had been filed against Bezeq International Ltd. (hereinafter, “Bezeq International”) and two other international operators (hereinafter, the “Respondents”) with the Central District Court, a Supplementary Immediate Report is hereby provided that on July 4, 2019, Bezeq received a notice from Bezeq International that the Court dismissed the request.

The claim pertains to the rate which the Respondents charge non-regular customers for outgoing international calls. According to the petitioners, the rate is exaggerated and unreasonable, and therefore contradicts section 17 of the Communications Law (Telecommunications and Broadcasting) 5742-1982.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.